Exhibit 1

ASX
ANNOUNCEMENT
24 JULY 2017

Westpac and Charter Hall commence exclusive discussions for proposed sale of Hastings

Westpac Banking Corporation (ASX:WBC) and Charter Hall Group (ASX:CHC) have entered into exclusive discussions regarding Westpac’s proposed sale of Hastings Management Proprietary Limited (Hastings).

Hastings is a global infrastructure real assets business which has operated for over 22 years, headquartered in Australia with offices in Melbourne, Sydney, London, New York and Asia. Hastings currently has Funds under Management of approximately $14.3 billion managed by approximately 100 professionals. Charter Hall Group believes the proposed sale provides an attractive expansion opportunity for Charter Hall across real assets funds management.

Any binding arrangements in relation to the proposed sale and purchase remain subject to completion of due diligence, regulatory and board approvals. A further update will be provided following the outcome of negotiations between the two parties.

ENDS

Westpac Media Enquiries	Charter Hall Media Enquiries
Alexis Lindsay	Angus Booth
+61 466 474 731	+61 457 560 179
alexis.lindsay@westpac.com.au	angus.booth@charterhall.com.au

Westpac Investor Relations	Charter Hall Investor Relations
Nicole Mehalski	Philip Cheetham
+61 2 8253 1667/ +61 466 434 631	+61 2 8651 9214
nicole.mehalski@westpac.com.au	philip.cheetham@charterhall.com.au